EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

TO THE AMENDED AND RESTATED BY-LAWS OF

ZOLL MEDICAL CORPORATION

The undersigned, being the Secretary of ZOLL Medical Corporation., a Massachusetts corporation (the “Corporation”), hereby certifies that the Board of Directors of the Corporation approved the following amendments to the Amended and Restated By-Laws (the “By-laws”) of the Corporation, effective as of the date indicated below.

1.	That Article IV, Section 1 of the By-laws shall be amended by deleting the second sentence of such section in its entirety and substituting therefore the following:

“Such certificate shall be signed by the Chief Executive Officer, the President or a Vice President and by the Treasurer or an Assistant Treasurer.”

Date: November 11, 2008

/s/ Stephen Korn
Stephen Korn, Secretary